AMERICAN BONANZA GOLD CORP.
FINANCIAL STATEMENTS REQUEST FORM

Cusip No. 024638

Registered holders and beneficial owners of American Bonanza Gold Corp. (the “Corporation”) are entitled to elect annually to have their names added to a mailing list in order to receive a copy of the Corporation’s annual and interim financial statements and the corresponding management discussion and analysis (“MD&A”) of those statements.

If you wish to receive printed copies of the following financial statements and related MD&A for the Corporation, please complete this form and return it to:

COMPUTERSHARE TRUST COMPANY OF CANADA
9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1

[ ]	Please send me the annual financial statements and corresponding Management’s Discussion and Analysis for the 2006 financial year.

[ ]	Please send me the interim financial statements and corresponding Management’s Discussion and Analysis for the interim periods in the 2006 financial year.

You will not receive copies of the current annual financial statements or the interim financial statements for the ensuing year from the Corporation if you do not complete and return this form.

Copies of the Corporation’s previously issued and current annual and interim financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.sedar.com. I confirm that I am a shareholder of the Corporation.

DATED: _______________, 2006.
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Name and title of person signing if different from name above.

The Corporation will use the information collected solely for the purpose of mailing such financial statements to you and will treat your signature on this form as your consent to the above.